June 4, 2013

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
File Nos. 333-183048 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 5 under the Securities Act of 1933, and Amendment No. 414 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The supplement in the Amendment includes the following changes:

•
The Joint for Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits (GMWBs), which are not currently available, will be available with the following changes:

o	revisions to the charges, Guaranteed Annual Withdrawal Amount percentages, and Contract Anniversary date requirements for the Guaranteed Withdrawal Balance Adjustment;
o	elimination of the availability of the Optional Income Upgrade Table;
o
removal of contract enhancements from the GMWB calculations under Joint for Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs (consistent with the changes made to the single life versions of these GMWBs in connection with the April 29, 2013 updates); and

o	addition of the 6% quarterly and 7% annual Contract Value step-up options under the Joint For Life version of LifeGuard Freedom Flex, only.
•	The quarterly Contract Value step-up options under the single and Joint for Life versions of LifeGuard Freedom Flex, which are not currently available, will be available with revised charges.
•	The maximum issue age requirement for LifeGuard Freedom Flex DB is revised.

Several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Please note, the supplement in the Amendment applies to the prospectus for Perspective II (Contracts offered for sale on and after September 10, 2012), which is not included in the Amendment. The Amendment does contain the updated version of the Combination Prospectus, which describes two variable annuities offered by Registrant, including the variable annuity contract registered under the Amendment. The other variable annuity contract described in the Combination Prospectus is registered under File Numbers 333-175719 and 811-08664.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the supplement, and a courtesy copy of the Combination Prospectus. The courtesy copy of the Combination Prospectus is marked to show the above changes.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata
Joan E. Boros